UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Sparton Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
847235
(CUSIP Number)
August 30, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b) ☐
Rule 13d-1(c) ☑
Rule 13d-1(d) ☐

CUSIP No.	847235

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Judith A. Sare

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

	United States of America

	5.	Sole Voting Power:

Number of		363,664

Shares	6.	Shared Voting Power:
Beneficially
Owned by		361,044

Each	7.	Sole Dispositive Power:
Reporting
Person		363,664

With:	8.	Shared Dispositive Power:

		361,044

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

	724,708

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9):

	7.3%

12.	Type of Reporting Person (See Instructions):

	IN

Item 1. Security and Issuer

(a)	Sparton Corporation

(b)	2400 East Ganson Street
Jackson, Michigan 49202
Item 2. Identity and Background

(a)	Name:	Judith A. Sare
(b)	Residence Address:	3 North Park Circle, Palm Coast, Florida 32137
(c)	Citizenship:	United States of America
(d)	Title of Class of Securities:	Common Stock
(e)	CUSIP Number:	847235
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-(2(b) or (c), check whether the person filing is a:
     Not Applicable
Item 4. Ownership.

(a)	Amount beneficially owned:		724,708
(b)	Percent of class:		7.3%
(c)	Number of shares as to which the person has:
	(i)	sole power to vote or to direct the vote	363,664
	(ii)	shared power to vote or direct the vote	361,044
	(iii)	sole power to dispose or direct the disposition of	363,664
	(iv)	shared power to dispose or to direct the disposition of:	361,044
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [                    ].
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

\s\ Judith A. Sare

Judith A. Sare
August 30, 2007